United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Northrop Grumman

Name of persons relying on exemption: Sisters of St. Francis of Philadelphia, School Sisters of Notre Dame Cooperative Investment Fund, Sisters of St. Dominic of Caldwell, NJ.

Address of persons relying on exemption: Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, PA 19014 and Tri-State Coalition for Responsible Investment, 40 S Fullerton Ave Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR the Shareholder Proposal 4 to Report on Implementation of Human Rights Policy at the Northrop Grumman Annual Meeting on May 15, 2019.

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Summary of the Resolution

This resolution asks for a report on Northrop Grumman’s management systems and processes to implement its Human Rights Policy. The report requested would include the company’s human rights due diligence process and indicators used to assess effectiveness; the role of the Board in oversight of human rights risks; and systems to embed respect for human rights into business decision-making processes for its operations, contracts, and supply chain.

Support for this resolution is warranted because:

While Northrop Grumman does have a human rights policy, since the policy's adoption 6 years ago, it has disclosed no information about how the company is meeting the existing commitment to respect human rights and has failed to indicate how this policy has been embedded throughout its business. Meanwhile, Northrop Grumman’s business activities, products and services, and customers’ use of products may cause, contribute to, or be directly linked to actual and potential adverse human rights impacts. These human rights risks include the right to life, liberty and personal security, right to privacy, right to non-discrimination, and the rights to peaceful assembly and association. Shareholders have no information on how the policy is implemented, let alone assess the quality of the human rights management systems to prevent adverse human rights impacts.

Arguments in Favor of the Resolution on Implementation of the Human Rights Policy

(1) Northrop Grumman faces risks that may have a material financial impact on the business if it fails to adequately manage human rights related risks and impacts.

Because of the nature of the company’s business, as the 4th largest defense contractor in 2018,1 with 84% of the company’s revenue from defense,2 Northrop Grumman is exposed to significant human rights risks that could result in complex litigation, fines, political and regulatory risk, and reputational damage that may harm its future business prospects and long-term financial performance.

➢	Legal risks from human rights violations. Inadequate assessment and mitigation of adverse human rights impacts from the use of its products and services, or addressing specific risks associated with particular customers and how they may use its products, may expose Northrop Grumman to legal risk. For example, legal risk may exist if military equipment is misused and results in civilian casualties or if its contracts to develop systems and databases for governments violate First Amendment rights.[3]

➢	Political risk. Northrop Grumman relies on the U.S. government for 82% of its revenue, and changes to priorities, spending, and approaches to contracting from the U.S. Government or changes to its social, economic, or political priorities present political and regulatory uncertainty for Northrop Grumman. Contracts for weapons and controversial surveillance technology may be sensitive to public scrutiny and pressure amid heightened political tensions. Inadequate information about Northrop Grumman’s human rights policy implementation, or the existence of poor practices to identify and mitigate human rights risk, may create uncertainty or business risk, particularly if Congress or future administrations place greater emphasis on management of human rights risks in government contracting.

➢	Regulatory Risk. Public pressure may lead to regulation that covers products and services which Northrop Grumman is developing, such as technology to support the Department of Homeland Security’s HART database which includes biometric data. A bipartisan bill was recently introduced in the Senate that would increase privacy protections around facial recognition technology,[4] and many Congressional leaders have expressed interest in regulations of technology companies related to privacy.

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➢	Competitiveness among key clients. Northrop Grumman indicates it plans to increase its sales internationally. Inadequate management of human rights risks or lack of ability to demonstrate effective management systems could negatively impact the company’s reputation and competitiveness among international customers, making it substantially more difficult for Northrop Grumman to compete effectively for business or obtain adequate insurance.

➢	Reputational risk. The consequences of causing, contributing to, or being directly linked to adverse human rights impacts, including those that may result in significant media attention, can negatively impact the company’s reputation among key clients and harm its potential to secure future contracts or adequate insurance. A recent case study analyzed and quantified the financial impact of the social and reputational harm for Energy Transfer Partners due to its inadequate stakeholder consultation and public pressure and resistance from the Standing Rock Sioux Tribe to the Dakota Access Pipeline.[5] This case study found that over time, social pressures had an impact on ETP’s stock price and ETP underperformed relative to market expectations due to controversy from social conflict. If Northrop Grumman were to face its own human rights-related controversy, the company’s financial performance may be negatively impacted by social pressures.

➢	Increasing investor expectations around human rights and investment screens. Northrop Grumman must increase its disclosure on the implementation of its human rights policy to meet increasing investor expectations around corporate human rights performance. Investment restrictions related to weapons affect over $1.5 trillion in assets, a 78 percent increase since 2016.[6] Norges Bank Investment Management has excluded Northrop Grumman from investments since 2005, noting in its policy that they do not invest in “companies which themselves, or through entities they control, manufacture weapons that violate fundamental humanitarian principles through their normal use, or sell weapons or military materiel to certain countries.”[7] Large banks and asset owners are increasingly screening out or restricting investments in companies either in the weapons industry generally, or related to specific kinds of weapons. In January 2019, HSBC, the largest European Bank, divested from Elbit system, citing concerns about the manufacture of cluster bombs.[8] Also in January 2019, Swedish Pension Funds AP1 and AP4 announced they will no longer invest in companies that make nuclear weapons, including Northrop Grumman.[9] Large French asset manager, BNP Paribas identified defense as a sensitive sector in 2017.[10]

In addition to screens, investors analyzing companies based on environmental, social, and governance performance has grown significantly, representing $12 trillion in invested capital.11 There are numerous benchmarks analyzing companies on human rights performance, including the Corporate Human Rights Benchmark and KnowTheChain. As You Sow has a search platform called Weapon Free Funds that analyzes how exposed different mutual funds are to weapons companies like Northrop Grumman, giving investors additional tools to assess whether a fund is investing in militarization and identify alternative investment opportunities.12

➢	Public pressure from divestment initiatives. Northrop Grumman is among a group of military defense contractors that is facing public pressure from the divestment movement due to the nature of its business, which may harm its reputation. It is on the list of companies recommended for divestment by the American Friends Service Committee and the Divest from the War Machine.[13] There are also many asset owners within education and religious entities that have divested from Northrop Grumman and are launching widely publicized campaigns.[14] Don’t Bank on the Bomb brings attention to the financial institutions investing in Northrop Grumman with the goal to mobilize pressure to move money out of the nuclear weapons industry.[15]

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(2) Northrop Grumman’s business is exposed to human rights risks and investors lack disclosure to assess how it is managing these risks.

Lack of implementation of the human rights policy and associated human rights risk management exposes Northrop Grumman to a range of human rights risks – including for example to the rights to life, privacy, or non-discrimination - that may result in material financial impacts on the business. Business activities have the potential to impact virtually all internationally recognized human rights, including civil and political rights, economic, social and cultural rights, labor rights recognized by the International Labour Organisation, and rights enjoyed by specific categories of rights-holders under specialized human rights instruments, such as the UN Convention on the Rights of the Child. According to the UN Guiding Principles on Business and Human Rights, a company has responsibility for human rights impacts “that the business enterprise may cause or contribute to through its own activities, or which may be directly linked to its operations, products or services by its business relationships.”16 It therefore does have responsibilities related to how its customers use products and services in a way that may interfere with human rights and to use its leverage to mitigate those actual or potential impacts. If Northrop Grumman has systems in place to assess its potential customers and mitigate human rights-related risks, it should explain how those systems work and how it ensures they are effective. Some areas where the company may be exposed to causing, contributing, or being linked to human rights impacts include:

➢	Right to life and security may be impacted through weapons sales and defense technology products. Northrop Grumman manufactures defense systems that are used in combat and war which are hazardous and high-risk operations which may result in fatalities, including civilian casualties.[17] As the company itself notes in its annual report, if a customer fails to use the products properly or if its products or services do not operate as intended, Northrop Grumman could be subject to reputational harm and potential liabilities.[18] Some potentially high-risk products that may interfere with the right to life and security include: Intercontinental Ballistic Missiles and other nuclear missiles, combat aircraft such as the ground-attack A-10 and the B-2 Spirit “stealth” bomber, Multi-Purpose Rigid Bomb (MPR 500) an advanced warhead compatible with Boeing’s JDAM guiding system, F-14 Tomcat, high-energy laser systems, surveillance and reconnaissance systems (C4ISR), radar, electronic warfare systems, a wide range of military drones, including the Global Hawk which is used in surveillance and targeting, and training and logistics support of military personnel, including for Saudi Arabia.[19]

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➢	Right to privacy, freedom of expression, freedom of association, and non-discrimination at risk from Northrop Grumman contracts to develop databases and systems for immigration and law enforcement, which will profile, surveil and monitor immigrant communities and communities of color. In February 2018, Northrop Grumman received a contract from the Department of Homeland Security (DHS) to develop the first two stages of DHS’ overhaul of its biometric and biographic database, called the Homeland Advanced Recognition Technology (HART) system.[20] The system will be launched on Amazon Web Services’ Government Cloud and will be one of the largest biometric databases in the world, including information on 500 million unique identities, including undocumented residents, immigrants and other citizens. It will include data on at least seven forms of biometric data, including face and iris recognition, fingerprints, voice, DNA, scars and tattoos, and other biometric modalities, political affiliation, religious activity, and relationship patterns.[21] The information on the HART database will be key a component to operationalize the larger system of immigration enforcement and information will be shared with other government agencies like ICE and CBP as well as state and local law enforcement.[22] The HART database will allow agents to identify faces and capture data in the field, allowing agencies to track people in public without their knowledge or consent,[23] and individuals may not have avenues to challenge or correct the data gathered about them. Furthermore, the information could be misleading and inaccurate, either with respect to the quality and depth of information used to identify relationship ties, or with respect to its inclusion of facial recognition data which may be gathered by technology that has bias, including misidentifying people of color and women at higher rates than Caucasian people and men, and that misidentification increases for people with darker skin tones.[24] DHS has even found inaccuracies of its own facial recognition system,[25] which raises concerns that HART will encourage racial profiling or misidentification.[26] This emerging technology may also have unknown risks and unanticipated consequences that infringe on human rights and expose Northrop Grumman to legal or reputational harm.

In the midst of the so-called “crisis at the border,” there is increasing militarization of customs and border activities, surveillance to identify and track individuals, and increasing dependence on technology and systems to manage data from sensors and databases. Northrop Grumman has had a contract with CBP since 2012 to provide an airborne radar system called VADER (Vehicle and Dismount Exploitation Radar) used for monitoring, tracking, and detention at the US-Mexico border, and it has been working with CBP since 2014 to modernize Customs and Border Patrol’s TECS database, which is a repository for observations to support law enforcement lookouts, border screening and reporting to control access.27 Surveillance of immigrants and vulnerable groups may impact political opposition members or human rights defenders, and this could have a chilling effect or negative impact on people’s rights to assembly and association and to live their lives free from fear. In addition to these domestic contracts, Northrop Grumman recently began a contract with NATO for surveillance drones,28 which may have similar negative impacts on civil rights and civil liberties.

Implementation of the human rights policy would serve as a risk management tool - with a framework to assess how a potential contract or product may impact human rights, and include taking the appropriate steps to minimize potential harm or avoid a certain contracts or areas of business that present significant risks of causing, contributing, or being linked to human rights violations. A company whose primary business includes weapons and surveillance technology and systems sold to governments which faces the risks noted above must have a meaningful human rights policy in place and in operation, embedded throughout its business. Proponents believe disclosure to shareholders on the processes and systems Northrop Grumman uses to identify and assess these identified risks, track progress to mitigate risks, and integrate respect for human rights into the business would be valuable.

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(3) Northrop Grumman does not meet the request of the proposal because it is lacking disclosure on implementation of the Human Rights Policy.

Northrop Grumman adopted a human rights policy in 2013, but the company does not disclose any information about the implementation of the policy for investors to assess the effectiveness of their policy implementation and management systems in reducing potential legal, reputational, and financial risk associated with human rights. Those systems and processes are critical for embedding the commitment made in the Human Rights Policy into Northrop Grumman’s business and achieving the goals intended by the adoption of the Policy. Contrary to what Northrop Grumman states in its Statement of Opposition to this Proposal, the Standards of Business Conduct, Corporate Responsibility Report, and Ethics Newsletter do not meet the request of the Proposal and there is no transparency about how the human rights policy is implemented.

The importance of implementation is emphasized in the UN Guiding Principles on Business and Human Rights (“UNGPs”), which outlines the steps companies should take to satisfy their responsibility to respect human rights: adopt a policy commitment, put in place a human rights due diligence process and provide “[p]rocesses to enable the remediation of any adverse human rights impacts they cause or to which they contribute.”29 The UNGPs emphasize that a human rights policy statement like the Human Rights Policy is most effective when it is “embedded from the top of the business enterprise through all its functions,” including through internal communication, training, procurement practices, human rights due diligence, and policies and procedures that set financial and other incentives.30

There is inadequate disclosure on implementation of the Human Rights Policy and whether it is embedded throughout the business to translate its policy into business practices. For example, the Human Rights Policy is silent regarding typical implementation information such as who at Northrop Grumman has responsibility for overseeing human rights performance, how that performance is measured, whether relevant staff and senior management have expertise on the human rights risks most salient to its business activities, how respect for human rights is communicated to employees and contractors, how it assesses the potential uses and abuses of its products and technology, how it oversees and implements contracts to mitigate potential human rights risks, how suppliers are evaluated, whether Northrop Grumman evaluates how its procurement policies reinforce or undermine its commitment, and whether and how Northrop Grumman consults with affected stakeholders.31 It does not disclose whether it has systems and controls in place to mitigate potential risks.

Governance of human rights within the company is also not disclosed. Human rights is not identified as a responsibility within the role of the Board, while other specific risks are mentioned in that section of the proxy.32 There is no Board committee with explicit responsibility and oversight for human rights related risks. In addition, there is no member of the Board identified as having expertise on human rights, which is one of the areas of greatest risk for this company.

Disclosure on how Northrop Grumman carries out human rights due diligence and integrates it into their contract bidding process would help investors understand that even in spite of pressures around speed of contract bidding, procurement and hiring, and to expedite contracts, the company is still aware of potential human rights risks, is properly vetting customers, and is making this a core component of its process to meet its responsibilities. In July 2018 the Trump Administration announced changes to international defense sales that would include measures to “fast-track government approval of proposals from defense and aerospace companies.”33 This will reduce the role of the U.S. Department of State in oversight of arms sales to other governments, which may present greater risks to security and human rights and require more proactive oversight from Northrop Grumman on the actual and potential human rights impacts of their business. It also requires careful vetting of customers to prevent fines or liability associated with sales that violate sanctions and export controls.34 Information about how Northrop Grumman’s systems have been modified to account for these changes would be relevant for investors.

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Conclusion

Shareholders are encouraged to vote in favor of Proposal # 4 at Northrop Grumman on May 15, 2019 because the company is exposed to significant actual and potential human rights risks due to the nature of its business and currently discloses no information about how it assesses, manages, and mitigates that risk. It would be prudent for Northrop Grumman to implement the request of the proposal to minimize its exposure to risk and the potential harm its business activities and relationships would cause to rights holders.

For questions regarding the Northrop Grumman Proposal for a report on the Implementation of the Human Rights Policy please contact: Mary Beth Gallagher, Tri-State Coalition for Responsible Investment, (973) 509-8800 or mbgallagher@tricri.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

1 https://people.defensenews.com/top-100/

2 $21.7 billion in defense revenue in 2017 (of $25.8 billion in total revenue).

3 https://ssd.eff.org/en/blog/hart-homeland-security%E2%80%99s-massive-new-database-will-include-face-recognition-dna-and-peoples%E2%80%99-

4 https://www.blunt.senate.gov/news/press-releases/blunt-schatz-introduce-bipartisan-commercial-facial-recognition-privacy-act

5 https://www.colorado.edu/project/fpiep/sites/default/files/attached-files/social_cost_and_material_loss.pdf

6 US Forum for Sustainable and Responsible Investment (USSIF) Trends Report, https://www.ussif.org/files/Trends/Trends%202018%20executive%20summary%20FINAL.pdf

7https://www.nbim.no/contentassets/e1632963319146bbb040024114ca65af/responsible_investment_2018_web.pdf; https://www.regjeringen.no/no/dokumentarkiv/stoltenberg-ii/fin/Nyheter-og-pressemeldinger/pressemeldinger/2006/uttrekk-av-selskaper-fra-statens-pensjon/id103778/

8https://www.banktrack.org/article/banking_giant_hsbc_divests_from_israeli_arms_manufacturer_following_pressure_from_human_rights_campaigners

9 https://www.dontbankonthebomb.com/swedish-pension-fund-ap4-announces-change-in-policy/

10 https://group.bnpparibas/uploads/file/csr_sector_policy_defence_final_2017_en_v_3.pdf

11 https://www.ussif.org/files/2018%20Infographic%20overview%20(1).pdf

12 https://weaponfreefunds.org/

13 http://investigate.afsc.org/company/northrop-grumman; https://www.divestfromwarmachine.org/divest_list

14 http://wedivest.org/learn-more/northropgrumman/

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15 https://www.dontbankonthebomb.com/northrop-grumman/

16 UNGPs Principle 17.

17 https://www.marsad.ps/en/2018/02/18/palestinian-teenagers-killed-israeli-air-raids/ and http://www.iaf.org.il/4475-50314-en/IAF.aspx. For example: In February 2018, Israeli missiles launched from F-16 warplanes outfitted with Northrop Grumman’s active electronically scanned array (AESA) radar killed 2 Palestinian teenagers and wounded 2 more Palestinians. In July 2018, Israeli forces used F-16 aircraft, helicopters and unmanned aerial drones to launch about 85 missiles at the Gaza Strip, killing 2 children and injuring 28 people.

18 https://www.northropgrumman.com/AboutUs/AnnualReports/Documents/pdfs/2018_noc_ar.pdf

19 http://www.grumman.com/AboutUs/OurGlobalPresence/MiddleEastAndAfrica/SaudiArabia/Pages/default.aspx, https://www.businesswire.com/news/home/20180509005119/en/Orbital-ATK-IMI-Systems-Partner-Jointly-Introduce, https://www.reuters.com/article/us-northrop-grumman-pentagon-idUSKBN1O52J9, https://www.janes.com/article/87325/northrop-grumman-awarded-aargm-er-emd-contract, https://www.upi.com/Defense-News/2019/03/15/Northrop-Grumman-awarded-713M-for-missile-defense-system-for-Poland/5021552567222/

20 https://news.northropgrumman.com/news/releases/northrop-grumman-wins-95-million-award-from-department-of-homeland-security-to-develop-next-generation-biometric-identification-services-system

21 https://ssd.eff.org/en/blog/hart-homeland-security’s-massive-new-database-will-include-face-recognition-dna-and-peoples’- ; https://mijente.net/wp-content/uploads/2018/10/WHO’S-BEHIND-ICE_-The-Tech-and-Data-Companies-Fueling-Deportations-_v1.pdf

22 https://www.biometricupdate.com/201809/inside-the-hart-of-the-dhs-office-of-biometric-identity-management https://www.eff.org/fr/deeplinks/2018/06/hart-homeland-securitys-massive-new-database-will-include-face-recognition-dna-and

23 Id.

24 http://proceedings.mlr.press/v81/buolamwini18a/buolamwini18a.pdf; https://ieeexplore.ieee.org/document/6327355?tp=&arnumber=6327355&url=http:%2F%2Fieeexplore.ieee.org%2Fxpls%2Ficp.jsp%3Farnumber%3D6327355

25 https://www.markey.senate.gov/news/press-releases/senators-markey-and-lee-query-dept-of-homeland-security-on-expansion-of-facial-recognition-scanning-program-at-us-airports

26 https://www.aclu.org/blog/privacy-technology/surveillance-technologies/amazons-face-recognition-falsely-matched-28

27https://www.fpds.gov/ezsearch/search.do?indexName=awardfull&templateName=1.5.1&s=FPDS.GOV&q=HSBP1014C00049; https://itdashboard.gov/drupal/summary/000/024-000005072

28 https://seekingalpha.com/news/3443875-nato-receive-first-northrop-surveillance-drone-two-years-late

29 UN Guiding Principles on Business and Human Rights (UNGPs) at 15-16 (2011).

30 UNGPs Commentary to Principle 16.

31 Shift & Mazars LLP, “UN Guiding Principles Reporting Framework With Implementation Guidance,” at 9-10 (2015) (listing measures to embed respect for human rights in operations); Ethical Trading Initiative, “Human Rights Due Diligence Framework,” at 9-11, 19.

32 Definitive Proxy Statement of Northrop Grumman Corp. filed on March 29, 2019, at 14-15 includes “cyber and other security risks,” “risks that could impact our financial performance,” risks associated with Northrop Grumman’s compensation programs, “legal and other compliance risks” and “global security, political, public relations, environmental sustainability and budgetary issues and trends that could impact the Company's business.”

33http://www.executivegov.com/2018/07/defense-aerospace-export-council-supports-us-conventional-arms-transfer-policy/; https://www.state.gov/t/pm/rls/fs/2019/288737.htm; https://www.strategic-culture.org/news/2018/07/30/nato-is-goldmine-for-us-weapons-industries.html

34 See e.g. 2008 BIS $400,000 Fine to Northrop Grumman, http://s3.amazonaws.com/fcmd/documents/documents/000/001/187/original/northrop-grumman-export-administration-regulations-violations_pr.pdf?1423019939Texas-based Weatherford faced a $100 million BIS fine for technology sales to embargoed countries https://www.bis.doc.gov/index.php/about-bis/102-about-bis/newsroom/press-releases/press-releases-2013/603-texas-company-to-pay-100-million-for-export-violations-to-iran-syria-cuba-and-other-countries

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